OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933

August 19, 2022

Via Edgar

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Schroeder and Michael Volley

Re:	OppFi Inc.

Form 10-K filed March 11, 2022

Form 10-Q filed May 6, 2022

File No. 001-39550

Ladies and Gentlemen:

OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated July 21, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 11, 2022 (the “Form 10-K”).

In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.

1.

Noting disclosure on page 67 that holders of OppFi-LLC Units may exchange their units for shares of your Class A Common Stock (or cash), please tell us how you determined that the units have no impact on your calculation of diluted earnings per share. Please detail the key facts and circumstances, the accounting guidance considered and how the relevant guidance was applied to support your policy. Specifically discuss how the Earnout Units were considered in your accounting analysis. Please revise your accounting policies in future filings as needed.

Response: The Company acknowledges the Staff’s comment.

The Company has reviewed its diluted earnings per share (“EPS”) calculation and disclosure in the Annual Report on Form 10-K for the year ended December 31, 2021, its

Division of Corporation Finance

August 19, 2022

EPS accounting policy, and the relevant guidance in FASB ASC Topic 260, Earnings per share. Based on that review, the Company determined that it misapplied the guidance prescribed by ASC 260-10-55-20(b), which requires securities of a subsidiary that are convertible into its parent entity’s common stock to be considered among the potential shares of common stock of the parent entity for the purpose of computing consolidated diluted EPS.

The Company has evaluated all OppFi-LLC Units, including those designated as Earnout Units (Units and Earnout Units, respectively). The Company has determined that: (i) the assumed exchange of the Units for shares of Class A Common Stock should be considered in the denominator for diluted EPS as of the beginning of the applicable reporting period; and (ii) the Earnout Units should be considered in the denominator for diluted EPS for such period, if the underlying market condition (that affects vesting of such Earnout Units) has been achieved as of the applicable reporting date. As a result of these determinations, the Company has determined that the numerator for diluted EPS should include an add back of income (loss) attributable to the noncontrolling interest that is deemed to have been exchanged, which will be tax effected as if it were taxed at the C-corporation parent entity.

The Company has revised its EPS accounting policy to conform to the requirements of ASC 260-10-55-20(b). The Company has also revised its calculation and disclosure of basic and diluted EPS, as described above, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2022.

* * * *

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter or the Form 10-K.

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.

DLA Piper LLP (US)